UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Churchill Downs Incorporated

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value

(Title of Class of Securities)

171484108

(CUSIP Number of Class of Securities)

Marcia A. Dall

Churchill Downs Incorporated

600 North Hurstbourne Parkway

Suite 400

Louisville, Kentucky 40222

(502) 636-4400

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

with a copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

10250 Constellation Boulevard, Suite 1100

Los Angeles, California 90067

(424) 653-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$500,000,000	$62,250

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $500,000,000 in value of shares of the Common Stock, par value $0.01 per share, of Churchill Downs Incorporated.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Churchill Downs Incorporated, a Kentucky corporation (“Churchill” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $500,000,000 of shares of its common stock, no par value per share (the “Shares”), at a per Share price not greater than $265.00 and not less than $230.00, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 10, 2018 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The name of the issuer is Churchill Downs Incorporated. The address of the Company’s principal executive offices is 600 North Hurstbourne Parkway, Suite 400, Louisville, Kentucky 40222. The Company’s telephone number is (502) 636-4400.

(b) This Schedule TO relates to the Shares of Churchill, which are listed and traded on The NASDAQ Stock Market under the symbol “CHDN”. As of January 8, 2018, we had 15,410,179 issued and outstanding Shares (and 191,508 Shares reserved for restricted stock units (“RSUs”), performance stock units (“PSUs”), and phantom share units). In connection with the closing of the sale of Big Fish Games, Inc. on January 9, 2017, 72,870 Shares were issued in connection with the vesting of certain RSUs and PSUs, which does not reflect any Shares that will be withheld to satisfy tax obligations. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) Churchill Downs Incorporated is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“Certain U.S. Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the section of the Offer to Purchase titled “Introduction,” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) None.

(d) Not applicable.

ITEM 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 15 (“Fees and Expenses; Dealer Manager; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a) Not applicable.

(b) The information set forth in Section 10 (“Certain Information Regarding the Company”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated January 10, 2018.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Summary Advertisement.
(a)(5)(A)	Press Release issued by the Company on January 10, 2018.
(d)(1)	Churchill Downs Incorporated Amended and Restated Supplemental Benefit Plan dated December 1, 1998 (filed as Exhibit 10(a) to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed by the Company on March 31, 1999).
(d)(2)	Churchill Downs Incorporated 2003 Stock Option Plan (filed as Exhibit 4(e) to the Registration Statement on Form S-8 filed by the Company on June 20, 2003).
(d)(3)	Fourth Amended and Restated Churchill Downs Incorporated 1997 Stock Option Plan (filed as Exhibit 10(a) to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 filed by the Company on August 14, 2002).
(d)(4)	Churchill Downs Incorporated Amended and Restated Deferred Compensation Plan for Employees and Directors (filed as Exhibit 10(a) to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 filed by the Company on August 14, 2001).
(d)(5)	Form of Stockholder’s Agreement, dated September 8, 2000 among Churchill Downs Incorporated and Duchossois Industries, Inc. (filed as Annex C of the Schedule 14A filed by the Company on April 27, 2000).
(d)(6)	Form of Restricted Stock Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by the Company on November 30, 2004).
(d)(7)	2005 Churchill Downs Incorporated Deferred Compensation Plan, as amended (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 21, 2005).
(d)(8)	2006 Amendment to 2005 Churchill Downs Incorporated Deferred Compensation Plan (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 8, 2006).
(d)(9)	Churchill Downs Incorporated 2007 Omnibus Stock Incentive Plan (filed as Exhibit A to the Schedule 14A filed by the Company on April 30, 2007).
(d)(10)	Amendment to Churchill Downs Incorporated 2005 Deferred Compensation Plan Adopted June 28, 2007 (filed as Exhibit 10(b) to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 filed by the Company on August 7, 2007).
(d)(11)	Amended and Restated Terms and Conditions of Performance Stock Awards Issued Pursuant to the Churchill Downs Incorporated 2007 Omnibus Stock Incentive Plan (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 19, 2008).
(d)(12)	First Amendment to the Churchill Downs Incorporated Amended and Restated Incentive Compensation Plan (1997), effective November 14, 2008 (filed as Exhibit 10(vv) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by the Company on March 4, 2009).
(d)(13)	2005 Churchill Downs Incorporated Deferred Compensation Plan (As Amended as of December 1, 2008) (filed as Exhibit 10(ww) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by the Company on March 4, 2009).
(d)(14)	Form of Churchill Downs Incorporated Restricted Stock Agreement (filed as Exhibit 10(ll) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed by the Company on March 12, 2012).
(d)(15)	Churchill Downs Incorporated Executive Annual Incentive Plan (filed as Exhibit A to the Schedule 14A filed by the Company on May 3, 2012).
(d)(16)	Amendment to the Churchill Downs Incorporated 2007 Omnibus Stock Incentive Plan (filed as Exhibit B of the Schedule 14A filed by the Company on May 3, 2012).
(d)(17)	Form of Churchill Downs Incorporated Restricted Stock Unit Agreement (filed as Exhibit 10.1A to the Current Report on Form 8-K filed by the Company on September 28, 2015).

(d)(18)	Form of Churchill Downs Incorporated Performance Share Unit Agreement (filed as Exhibit 10.1B to the Current Report on Form 8-K filed by the Company on September 28, 2015).
(d)(19)	Stock Repurchase Agreement, dated November 19, 2015, between Churchill Downs Incorporated and the Duchossois Group, Inc. (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 19, 2015).
(d)(20)	First Amendment to Stockholder’s Agreement, dated November 19, 2015 between Churchill Downs Incorporated and The Duchossois Group, Inc. (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on November 19, 2015).
(d)(21)	Form of Churchill Downs Incorporated Non-Employee Director Restricted Share Units Agreement (filed as Exhibit 10(a) to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 filed by the Company on August 3, 2016).
(d)(22)	Churchill Downs Incorporated 2016 Omnibus Stock Incentive Plan (filed as Exhibit 10.1 to Current Report on Form 8-K filed by the Company on April 29, 2016).
(d)(23)	First Amended and Restated Churchill Downs Incorporated 2000 Employee Stock Purchase Plan (filed as Exhibit B to the Schedule 14A filed by the Company on March 29, 2016).

(d)(24)	Stock Repurchase Agreement, dated June 9, 2017, between Churchill Downs Incorporated and CDI Holdings, LLC (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 12, 2017).

(d)(25)	Amended and Restated Stockholders Agreement, dated June 9, 2017, between Churchill Downs Incorporated and CDI Holdings, LLC (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on June 12, 2017).

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHURCHILL DOWNS INCORPORATED

By:	/s/ Marcia A. Dall
Name:	Marcia A. Dall
Title:	Executive Vice President and Chief Financial Officer

Date: January 10, 2017

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated January 10, 2018.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Summary Advertisement.
(a)(5)(A)	Press Release issued by the Company on January 10, 2018.
(d)(1)	Churchill Downs Incorporated Amended and Restated Supplemental Benefit Plan dated December 1, 1998 (filed as Exhibit 10(a) to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed by the Company on March 31, 1999).
(d)(2)	Churchill Downs Incorporated 2003 Stock Option Plan (filed as Exhibit 4(e) to the Registration Statement on Form S-8 filed by the Company on June 20, 2003).
(d)(3)	Fourth Amended and Restated Churchill Downs Incorporated 1997 Stock Option Plan (filed as Exhibit 10(a) to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 filed by the Company on August 14, 2002).
(d)(4)	Churchill Downs Incorporated Amended and Restated Deferred Compensation Plan for Employees and Directors (filed as Exhibit 10(a) to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 filed by the Company on August 14, 2001).
(d)(5)	Form of Stockholder’s Agreement, dated September 8, 2000 among Churchill Downs Incorporated and Duchossois Industries, Inc. (filed as Annex C of the Schedule 14A filed by the Company on April 27, 2000).
(d)(6)	Form of Restricted Stock Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by the Company on November 30, 2004).
(d)(7)	2005 Churchill Downs Incorporated Deferred Compensation Plan, as amended (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 21, 2005).
(d)(8)	2006 Amendment to 2005 Churchill Downs Incorporated Deferred Compensation Plan (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 8, 2006).
(d)(9)	Churchill Downs Incorporated 2007 Omnibus Stock Incentive Plan (filed as Exhibit A to the Schedule 14A filed by the Company on April 30, 2007).
(d)(10)	Amendment to Churchill Downs Incorporated 2005 Deferred Compensation Plan Adopted June 28, 2007 (filed as Exhibit 10(b) to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 filed by the Company on August 7, 2007).
(d)(11)	Amended and Restated Terms and Conditions of Performance Stock Awards Issued Pursuant to the Churchill Downs Incorporated 2007 Omnibus Stock Incentive Plan (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 19, 2008).
(d)(12)	First Amendment to the Churchill Downs Incorporated Amended and Restated Incentive Compensation Plan (1997), effective November 14, 2008 (filed as Exhibit 10(vv) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by the Company on March 4, 2009).
(d)(13)	2005 Churchill Downs Incorporated Deferred Compensation Plan (As Amended as of December 1, 2008) (filed as Exhibit 10(ww) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by the Company on March 4, 2009).
(d)(14)	Form of Churchill Downs Incorporated Restricted Stock Agreement (filed as Exhibit 10(ll) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed by the Company on March 12, 2012).
(d)(15)	Churchill Downs Incorporated Executive Annual Incentive Plan (filed as Exhibit A to the Schedule 14A filed by the Company on May 3, 2012).
(d)(16)	Amendment to the Churchill Downs Incorporated 2007 Omnibus Stock Incentive Plan (filed as Exhibit B of the Schedule 14A filed by the Company on May 3, 2012).
(d)(17)	Form of Churchill Downs Incorporated Restricted Stock Unit Agreement (filed as Exhibit 10.1A to the Current Report on Form 8-K filed by the Company on September 28, 2015).

(d)(18)	Form of Churchill Downs Incorporated Performance Share Unit Agreement (filed as Exhibit 10.1B to the Current Report on Form 8-K filed by the Company on September 28, 2015).
(d)(19)	Stock Repurchase Agreement, dated November 19, 2015, between Churchill Downs Incorporated and the Duchossois Group, Inc. (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 19, 2015).
(d)(20)	First Amendment to Stockholder’s Agreement, dated November 19, 2015 between Churchill Downs Incorporated and The Duchossois Group, Inc. (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on November 19, 2015).
(d)(21)	Form of Churchill Downs Incorporated Non-Employee Director Restricted Share Units Agreement (filed as Exhibit 10(a) to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 filed by the Company on August 3, 2016).
(d)(22)	Churchill Downs Incorporated 2016 Omnibus Stock Incentive Plan (filed as Exhibit 10.1 to Current Report on Form 8-K filed by the Company on April 29, 2016).
(d)(23)	First Amended and Restated Churchill Downs Incorporated 2000 Employee Stock Purchase Plan (filed as Exhibit B to the Schedule 14A filed by the Company on March 29, 2016).
(d)(24)	Stock Repurchase Agreement, dated June 9, 2017, between Churchill Downs Incorporated and CDI Holdings, LLC (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 12, 2017).
(d)(25)	Amended and Restated Stockholders Agreement, dated June 9, 2017, between Churchill Downs Incorporated and CDI Holdings, LLC (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on June 12, 2017).